EXHIBIT 99.1

                       BANCO ITAU HOLDING FINANCEIRA S.A.

CNPJ. 60.872.504/0001-23                                     NIRE. 35300010230
                            A Publicly Listed Company


                      MEETING OF THE ADMINISTRATIVE COUNCIL
                                OF MARCH 10 2003
                                ----------------

          On March 10, 2003, at 6:30pm, at its principal place of business, with the legal quorum present and under the presidency of Dr. Olavo Egydio Setubal, met the Administrative Council of BANCO ITAU HOLDING FINANCEIRA S.A., for the purpose of approving the policies for Corporate Policy on Disclosure of Material Information and the Corporate Policy And Procedure on Insider Trading of Banco Itau Holding Financeira S.A. pursuant to CVM Instructions 358 and 369 of the Brazilian Securities and Exchange Commission (Comissao de Valores Mobiliarios -
CVM).

          After careful examination, the members present unanimously decided to approve the policies for CORPORATE POLICY ON DISCLOSURE OF MATERIAL INFORMATION and the CORPORATE POLICY AND PROCEDURE ON INSIDER TRADING OF BANCO ITAU HOLDING FINANCEIRA S.A.. in accordance with attachments "I" and "II", respectively, which will become an integral part of these minutes.

          In accordance with the sequence of the agenda, the meeting decided to appoint Dr. Alfredo Egydio Setubal, Executive Vice-President as responsible for the execution and monitoring of the aforementioned policies as well as to indicate the Councilors, Dr. Alfredo Egydio Arruda Villela Filho and Dr. Roberto Teixeira da Costa as members of the Compliance Committee, established as a result of the said policies herewith approved.

          In conclusion, the meeting authorized all the pertinent and necessary measures to be taken for the full and exact compliance with the policies herein approved.

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MEETING OF THE ADMINISTRATIVE COUNCIL OF                                 Page 2
MARCH 10, 2003 OF BANCO ITAU HOLDING
FINANCEIRA S.A.



          Having concluded all items on the agenda, the meeting was declared closed, accordingly transcribing these minutes, which having been read and approved, were signed by all present. Sao Paulo-SP, March 10 2003. (signed) Olavo Egydio Setubal - President; Jose Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal - Vice-Presidents; Alcides Lopes Tapias, Carlos da Camara Pestana, Henri Penchas, Luiz Assumpcao Queiroz Guimaraes, Luiz de Moraes Barros, Maria de Lourdes Egydio Villela, Persio Arida, Roberto Teixeira da Costa and Sergio Silva de Freitas - Councilors.

               I CERTIFY THAT THE PRESENT IS AN EXACT COPY OF THE
                  ORIGINAL TRANSCRIBED TO THE MINUTES REGISTER.

                          Sao Paulo-SP, March 10, 2003.



                             ALFREDO EGYDIO SETUBAL
                           Investor Relations Director